SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

LSB INDUSTRIES, INC. (Name of Issuer)

Common Stock, par value $0.10 per share (Title of Class of Securities)

502160104 (CUSIP Number)

July 7, 2000 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)
           Rule 13d-1(c)
           Rule 13d-1(d)

CUSIP No. 502160104	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	8	SHARED DISPOSITIVE POWER
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12		TYPE OF REPORTING PERSON* IA

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 502160104	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
	8	SHARED DISPOSITIVE POWER 0
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12		TYPE OF REPORTING PERSON* IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to the common stock of LSB Industries, Inc., a Delaware corporation ("LSB"), is being filed with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on February 15, 200. This statement is being filed by Jayhawk Capital Management, L.L.C., a Delaware limited liability company (" Jayhawk"), and its manager, Kent C. McCarthy.

          This Schedule 13G relates to shares of common stock of LSB Industries, Inc. purchased by Jayhawk for the accounts of Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P., of which Jayhawk is the general partner. The original Schedule 13G is hereby amended and supplemented as follows:

Item 4     Ownership.

(a)

Amount beneficially owned:   1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the "Series 2 Stock"))

(b)

Percent of class:   15.4% (determined by dividing the sum of: (a) 911,000 shares of common stock presently beneficially owned by Jayhawk plus (b) 1,083,116 shares of common stock issueable on conversion of the Series 2 Stock beneficially owned by Jayhawk, divided by the sum of (x) 11,900,779 shares of common stock issued and outstanding as of June 20, 2000 according to LSB's definitive proxy statement filed June 20, 2000, plus (y) 1,083,116 shares of common stock issueable on conversion of the Series 2 Stock beneficially owned by Jayhawk.)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of Series 2 Stock)
	(ii)	Shared power to vote or to direct the vote: None
	(iii)	Sole power to dispose or to direct the disposition of: 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of Series 2 Stock)
	(iv)	Shared power to dispose or to direct the disposition of: None

Item 10     Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit 1

               Joint Filing Agreement dated February 14, 2000 between Jayhawk and Mr. McCarthy.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2000

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By: /S/ KENT C. MCCARTHY ________________________________ Kent C. McCarthy Manager

/S/ KENT C. MCCARTHY ________________________________ Kent C. McCarthy